SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Holding(s) in Company
                                ---------------------

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.        Name of company

          AMVESCAP PLC

2. Name of shareholder having a major interest

         FRANKLIN RESOURCES,INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF FRANKLIN RESOURCES, INC. AND ITS AFFILIATES, WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC. AND ITS AFFILIATES. FRANKLIN RESOURCES, INC., A DIVERSIFIED FINANCIAL SERVICES COMPANY, AND ITS
          AFFILIATES PERFORM INVESTMENT MANAGEMENT, ADVISORY AND
          RELATED SERVICES FOR CLIENTS ON A GLOBAL BASIS.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                                                     Holding
Bank of New York, Brussels                                            716,904
JPMorgan Chase Bank, London                                        56,614,699
Citibank NA, London                                                   875,221
CMB, London                                                           358,130
Euroclear, Bruxelles                                                   14,850
HSBC Bank Plc, London                                                 553,936
Mellon Bank NA, London                                              3,200,273
Merrill Lynch Intl. Ltd., London                                    1,364,264
Northern Trust Company, London                                      1,088,080
Royal Trust Corp. of Canada, London                                 3,290,306
State Street Bank, London                                           4,766,981

                                         TOTAL                     72,843,644

5. Number of shares/amount of stock acquired

          -

6. Percentage of issued class

          -

7. Number of shares/amount of stock disposed

          NOT STATED

8. Percentage of issued class

          NOT STATED

9.        Class of security

          ORDINARY SHARES

10.       Date of transaction

          NOT STATED

11.       Date company informed

          29 AUGUST 2006

12. Total holding following this notification

          72,843,644

13. Total percentage holding of issued class following this notification

          8.82%

14.       Any additional information

             -

15. Name of contact and telephone number for queries

          ANGELA TULLY
          TEL: 020 7065 3652

16. Name and signature of authorised company official responsible for making this notification

          A. Tully
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of notification

          29 AUGUST 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  29 August, 2006                   By   /s/  Angela Tully
      ---------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary